Exhibit 99.8

2017–18 Second Quarter Fiscal Update and

Economic Statement

November 2017

2017–18 Second Quarter Fiscal Update and Economic Statement

TABLE OF CONTENTS

2017–18 SECOND QUARTER HIGHLIGHTS	3

2017–18 SECOND QUARTER FISCAL UPDATE

Fiscal Plan Highlights	4

Fiscal Plan Summary	4

Revenue and Expense Highlights	5

Assets and Liabilitites	6

Balance Sheet Summary	6

Revenue	7

Operating Expense by Ministry	8

Disaster / Emergency Assistance Expense	8

Inventory Consumption Expense	8

Capital Amortization Expense	9

Debt Servicing Costs	9

Inventory Acquisition	9

Contingency Account	10

2017-18 Financing Requirements	10

Capital Plan Highlights	11

Capital Plan Summary	11

ECONOMIC OUTLOOK

GDP Growth Revised Higher to 4%	12

Key Energy and Economic Assumptions	14

REPORTING METHODOLOGY AND LEGISLATIVE COMPLIANCE	15

NOTE: Amounts presented in tables may not add to totals due to rounding.

ADDITIONAL COPIES OF THIS REPORT

may be obtained by visiting our website at: www.finance.alberta.ca/publications/budget/index.html

2017–18 SECOND QUARTER HIGHLIGHTS

Alberta economic growth stronger;

2017–18 deficit improves

Economic recovery underway

Alberta is on pace to lead all provinces in 2017 real GDP growth, with the strong expansion in the first half of 2017 surpassing expectations. Growth has been revised to 4%, up from 2.6% estimated in budget.

∎	Alberta added over 70,000 full-time jobs since mid-2016, mostly in the private sector. Employment is forecast to grow 1% in 2017, closely in line with budget.

∎	The improving labour market is fueling consumption and demand for housing, while growing manufacturing activity and rising oil production is boosting exports.

∎	Despite the oil price shock, Alberta’s economy remains strong, outperforming all provinces on a number of fronts: GDP per capita, average weekly earnings, employment rate (share of adults with a job) and level of private sector investment.

Deficit improves, despite lower revenue

While economic recovery is taking hold, some sources of government revenue are forecast to be weaker than expected. Ongoing efforts to contain costs and improve service delivery while protecting core programs, and using $250 million of the budgeted $500 million risk adjustment (as forecast at first quarter), have lowered the deficit by $183 million from Budget 2017, to $10.3 billion.

∎  Lower-than-expectedoil prices continue to weigh on Alberta government revenue, particularly income taxes and bitumen royalties, which are down over a billion dollars from budget. While this has been offset by increased conventional royalties, land lease sales and strong investment income, total revenue is still $247 million lower.

∎  Inresponse, the government has continued - and stepped up - efforts started two years ago to constrain what was unsustainable expense growth. Total expense is now forecast to be $180 million lower than budget. This has been achieved despite increased support required for social programs, health care, RCMP compensation, the justice system, wildfire fighting and the agriculture sector.

Managing spending

Various cost containment efforts are underway, and continue to evolve. Examples include:

∎  Eliminationor amalgamation of a number of agencies, boards and commissions.

∎  Consolidationof common functions across government, such as IT, finance and communications.

∎  Limitingdiscretionary spending and restraining hiring.

∎  Examiningbest practices to find efficiencies, such as reducing health drug costs.

∎  Salariesfor management, including in agencies, and for political staff, have been frozen for several years, or cut. Bargaining in various sectors underway is being pursued with goals of protecting jobs and programs, through an affordable public service.

2017–18 SECOND QUARTER FISCAL UPDATE

Fiscal Plan Highlights

A deficit of $10.3 billion is forecast for 2017-18, slightly improved from forecasts in Budget 2017 and at first quarter. A decline in revenue has been offset by additional expense reductions and, as reported at first quarter, by using half of the risk adjustment, as intended.

Total revenue is now forecast to be $44.7 billion, $247 million lower than budget, due primarily to low oil prices and the protracted impacts of the economic downturn on income taxes. Total expense of $54.7 billion is forecast, a decrease of $180 million from budget:

∎	Operating expense is $124 million higher, with increases for social and children’s services, health, RCMP compensation, justice and other programs, partially offset by savings, other expense reductions, and a $124 million reduction in Climate Leadership Plan expense, due primarily to reporting a portion of 2017-18 household rebates in 2016-17 expense.

∎	Other expense is forecast to be a net $304 million lower, mainly from reduced capital grants, partly offset by increases for agriculture and wildfire disaster assistance.

The Capital Plan is now forecast at $8.3 billion, a decrease of $883 million from budget, due primarily to re- profiling of school, municipal and transportation projects to future years.

Direct borrowing for the Fiscal Plan is estimated at $4.6 billion, $1.9 billion lower than budget, due to $2.4 billion in additional cash from final 2016-17 results less a $0.5 billion net increase in cash requirements. Capital Plan borrowing is forecast at $4.7 billion, $1.3 billion lower than budget, due mainly to $0.5 billion in additional cash from 2016-17 results and reduced 2017-18 spending of $0.9 billion.

FISCAL PLAN SUMMARY

(millions of dollars)

Income Statement	Fiscal Year			Change
	2016-17	2017-18		from
	Actual[a]	Budget[a,b]	Forecast	Budget
Revenue
Income tax revenue	14,532	15,095	14,713	(382)
Other tax revenue	5,649	6,667	6,546	(121)
Non-renewable resource revenue	3,097	3,754	3,850	96
Other revenue	19,015	19,402	19,562	160
Total Revenue	42,293	44,918	44,671	(247)
Expense
Operating expense (net of in-year savings)	44,661	45,906	46,154	248
Climate Leadership Plan operating expense	1,379	868	744	(124)
Disaster assistance (with operating 2013 flood support)	481	233	316	83
Wood Buffalo Disaster Recovery Program	710	2	2	-
Capital grants (including 2013 flood support)	2,159	3,302	2,922	(380)
Climate Leadership Plan capital grants	2	68	91	23
Amortization / inventory consumption / disposal losses	3,210	3,375	3,348	(27)
General debt servicing costs	438	619	638	19
Capital Plan debt servicing costs	580	779	757	(22)
Pension provisions	(543)	(237)	(237)	-
Total Expense	53,077	54,915	54,735	(180)
Risk Adjustment	-	(500)	(250)	250
Surplus / (Deficit)	(10,784)	(10,497)	(10,314)	183

Capital Plan
Capital grants	2,159	3,302	2,922	(380)
Capital investment	4,412	5,659	5,139	(520)
Climate Leadership Plan (capital grants)	2	68	91	23
Climate Leadership Plan (capital investment)	5	146	141	(5)
Total Capital Plan	6,578	9,175	8,292	(883)
[a]	2016 -17 Actual and 2017-18 Budget numbers have been restated for a change in accounting treatment of drug cost rebates under Product Listing Agreements. Instead of reporting the rebates in Miscellaneous revenue and gross pre-rebate drug costs in Health operating expense, the rebates are now being netted from expense directly. This reduces both revenue and expense by $111 million in 2016 -17 Actual numbers, and by $104 million in 2017-18 Budget numbers.
[b]	Budget revenue has been increased by $7 million, and budget operating expense has been increased by $160 million, to correct for consolidation adjustments eliminating those amounts incorrectly.

2017–18 Second Quarter Fiscal Update and Economic Statement

Revenue and Expense Highlights

Total Revenue is forecast to be $44.7 billion, $247 million lower than estimated in Budget 2017.

∎	Resource revenue is now forecast to be up $96 million from budget, at $3.9 billion. Crude oil, natural gas and by-products royalties have increased $399 million, due mainly to lower costs and slightly higher production, while land lease sales revenue is up $345 million, due to higher bid prices and hectares sold. These increases are mostly offset by a $671 million decrease in bitumen royalties, due to reduced oil prices from higher-than-expected supply growth in the US and from OPEC countries exempted from production cuts, and a higher US-Canadian dollar exchange rate. These outweigh the positive impact on bitumen royalties of a narrower light-heavy differential, from local supply disruptions and reduced global heavy oil supply (OPEC restraint has focused more on heavier crudes).

∎	The West Texas Intermediate oil price forecast has decreased from budget by US$6 to $49 per barrel. Fiscal year-to-date (November 24), prices have averaged US$49.42. The light-heavy differential forecast has declined by US$3.90 to $12.10. The natural gas Alberta Reference Price forecast has decreased 70 cents, to Cdn$2.20 per gigajoule, and the exchange rate forecast has increased by 2.3 cents, to 78.3 US¢/Cdn$.

∎	Personal income tax revenue is forecast at $10.8 billion, a reduction of $339 million from budget, due primarily to lower-than-expected 2016 assessments. This is partially mitigated by a higher forecast for household income growth due to improved 2017 employment, and a positive $40 million prior-years’ adjustment (the 2017 portion of 2016-17 revenue was slightly under-reported).
∎	Corporate income tax revenue is forecast at $3.9 billion, a decrease of $43 million from Budget 2017, due mainly to lower oil prices and higher-than-expected refunds.

∎	Other tax revenue is forecast at $6.5 billion, a $121 million decrease from budget, due primarily to lower tobacco consumption and lower growth in insurance premiums.

∎	Investment income is forecast at $2.5 billion, $287 million higher than the Budget 2017 estimate, due mainly to realization of gains embedded in assets from recent strong equity markets, and higher Alberta Capital Finance Authority (ACFA) net income due mainly to lower payments on loan swaps (a similar impact on debt swaps increases debt servicing costs).

∎	Total revenue from other sources is forecast at $17.1 billion, $126 million lower than budget. Increases include $107 million in Alberta Treasury Branches (ATB) net income, $63 million in premiums, fees and licences (mainly agriculture insurance premiums and the payment in lieu of taxes from ATB), and $75 million in other revenue (mainly Alberta Health Services recoveries, and investment management charges from external clients such as pension plans). These are more than offset by decreases of $174 million in federal transfers, due mainly to lower municipal infrastructure grants and a lower share of the national population, $120 million in the Balancing Pool projected loss, $34 million primarily in APMC income from the delay in the North West Redwater Partnership upgrader start-up, and $45 million in gaming revenue.

Total Expense is forecast to be $54.7 billion, $180 million lower than estimated in Budget 2017.

∎	Operating expense is forecast at $46.9 billion, $124 million higher than Budget 2017. Major increases, net of savings and other expense reductions, include $129 million for caseload and cost growth in programs for children, people with disabilities, and employment and income support, $59 million for acute care, laboratory services and drug costs, $29 million for RCMP compensation and Legal Aid, and $50 million primarily for investment management fees, film production grants and federally-funded labour market programs. These are partly offset by a net $119 million in other expense reductions across almost all other ministries, such as in-year savings, lapses, dedicated revenue decreases, and transfers to the Capital Plan, and a $124 million reduction in Climate Leadership Plan expense due primarily to reporting a portion of 2017-18 household rebates in 2016-17, and to a transfer to capital grants.

∎	The $200 million of in-year savings included in Budget 2017 was increased to $400 million at first quarter, with $300 million achieved.

∎	Disaster assistance of $318 million is forecast, up $83 million from budget, reflecting $195 million for wildfires, $89 million in agriculture support, and $34 million for 2013 flood and various other municipal disaster recovery programs.

∎	Capital grants of $3 billion are $357 million lower, due mainly to re-profiling municipal support.

∎	General debt servicing costs (DSC) have increased by a net $19 million, due to $37 million in higher ACFA costs (there is a related increase to investment income), partly offset by lower Fiscal Plan costs due primarily to lower borrowing. Capital Plan DSC are down $22 million due to lower borrowing.

2017–18 Second Quarter Fiscal Update and Economic Statement

Assets and Liabilities

Financial Assets of $63 billion are forecast for March 31, 2018, a decrease of $3.3 billion from 2017.

∎	Heritage Fund, endowment and other fund assets are increasing by $0.4 billion, from inflation-proofing and net income retention.

∎	The Contingency Account balance is decreasing $2.3 billion, as assets are withdrawn to fund 2017-18 cash requirements. Assets include an additional $2.4 billion from final 2016-17 year-end results, deposited after March 31. The Account has been drawn down to fund annual deficits, after a variety of cash adjustments are applied, including differences between reported accrued revenue and expense and actual cash receipts and outlays, net income retention by various funds, entities and business enterprises, and cash borrowing. More details are provided on page 10.

∎	Assets of the Agriculture Financial Services Corporation (AFSC) and
Alberta Capital Finance Authority (ACFA) are increasing $0.5 billion due to retention of their net income.

∎	The Capital Plan financing account is decreasing $1.4 billion as assets are withdrawn to fund capital spending.

∎	Other financial assets are decreasing a net $0.5 billion.

Liabilities are forecast at $84.7 billion on March 31, 2018, a $9.5 billion net increase from March 31, 2017.

∎	Fiscal Plan and Capital Plan liabilities are forecast at $42.7 billion on March 31, 2018.

∎	Liabilities for capital projects are $4.7 billion higher, due to direct borrowing of $4.7 billion, alternative financing of $0.1 billion, less principal repayments on completed private-public partnership projects (P3s) of $59 million.

∎	Direct borrowing for the Fiscal Plan is increasing $4.6 billion from March 31, 2017.
∎	AFSC and ACFA liabilities are increasing $0.2 billion, more than offset by their increased assets.

∎	Other liabilities are up $0.2 billion.

∎	The government obligations for pension plan liabilities are decreasing by $0.2 billion.

Capital and other non-financial assets are forecast at a net $49.1 billion on March 31, 2018, a $2.5 billion net increase from March 31, 2017. This reflects: the addition of $5.3 billion in capital assets less $2.4 billion in amortization and disposals; addition of $0.9 billion in inventory assets (e.g.

vaccines, highway maintenance gravel) less $0.9 billion in consumption of inventory; and a $0.3 billion increase in deferred capital contributions.

Net Assets of $27.4 billion are forecast for March 31, 2018, a $10.3 billion decrease from March 31, 2017, reflecting the deficit for 2017-18.

BALANCE SHEET SUMMARY

(millions of dollars)

	At March 31			Change
	2017	2018		from
	Actual	Budget[a]	Forecast	2017
Financial Assets
Heritage Fund, endowment and other funds	19,836	20,177	20,199	363
Contingency Account	2,299	-	-	(2,299)
Self-supporting lending organizations	20,904	21,444	21,413	509
Capital Plan financing account	1,394	545	-	(1,394)
Other financial assets (includes SUCH sector)	21,854	21,752	21,362	(492)
Total Financial Assets	66,287	63,918	62,974	(3,313)
Liabilities
Liabilities for capital projects	23,769	29,780	28,503	4,734
Debt for pre-1992 Teachers’ Pension Plan	944	944	944	-
Direct borrowing for the Fiscal Plan Self-	8,585	15,080	13,228	4,643
supporting lending organizations Other	18,385	18,570	18,599	214
liabilities (includes SUCH sector)	13,482	12,382	13,636	154
Pension liabilities	10,023	9,786	9,786	(237)
Total Liabilities	75,188	86,542	84,696	9,508
Net Financial Assets / (Debt)	(8,901)	(22,624)	(21,722)	(12,821)
Capital / other non-financial assets	49,408	52,716	52,215	2,807
Spent deferred capital contributions	(2,786)	(2,868)	(3,086)	(300)
Net Assets	37,721	27,224	27,407	(10,314)
Change in Net Assets (before adjustments)	(10,784)	(10,497)	(10,314)

[a]	Budget numbers have been restated to reflect 2016-17 actual results.

2017–18 Second Quarter Fiscal Update and Economic Statement

REVENUE

(millions of dollars)

	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Income Taxes
Personal income tax	10,763	11,177	10,838	(339)
Corporate income tax	3,769	3,918	3,875	(43)
	14,532	15,095	14,713	(382)
Other Taxes
Education property tax	2,412	2,446	2,446	-
Fuel tax	1,343	1,360	1,380	20
Tobacco tax	953	1,026	928	(98)
Insurance taxes	555	628	596	(32)
Carbon levy	250	1,038	1,053	15
Freehold mineral rights tax	57	90	62	(28)
Tourism levy	78	79	81	2
	5,649	6,667	6,546	(121)
Non-Renewable Resource Revenue
Bitumen royalty	1,483	2,546	1,875	(671)
Crude oil royalty	716	476	704	228
Natural gas and by-products royalty	520	455	626	171
Bonuses and sales of Crown leases	203	148	493	345
Rentals and fees / coal royalty	174	129	151	22
	3,097	3,754	3,850	96
Transfers from Government of Canada
Canada Health Transfer	4,201	4,360	4,325	(35)
Canada Social Transfer	1,558	1,614	1,600	(14)
Direct transfers to SUCH sector / Alberta Innovates Corp.	528	479	480	1
Agriculture support programs	386	293	285	(8)
Infrastructure support	337	741	601	(140)
Labour market agreements	198	178	207	29
Other (2016-17 includes $495 million for Wood Buffalo wildfire)	772	323	316	(7)
	7,979	7,988	7,814	(174)
Investment Income
Alberta Heritage Savings Trust Fund	2,467	1,290	1,494	204
Endowment funds	526	251	312	61
Alberta Capital Finance Authority	185	178	207	29
Agriculture Financial Services Corporation	130	142	135	(7)
Other (includes SUCH sector / Contingency Account)	390	332	332	-
	3,701	2,193	2,480	287
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,430	1,445	1,400	(45)
AGLC – Liquor	855	876	878	2
Alberta Treasury Branches	151	93	200	107
The Balancing Pool	(1,952)	-	(120)	(120)
Other – CUDGCo / APMC	59	92	58	(34)
	543	2,506	2,416	(90)
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,169	1,223	1,223	-
Health / school board fees and charges	704	655	655	-
Motor vehicle licences	502	505	505	-
Crop, hail and livestock insurance premiums	370	333	353	20
Energy industry levies	300	310	310	-
Other (includes land titles, land and grazing, health benefits premiums)	656	657	700	43
	3,701	3,683	3,746	63
Other
SUCH sector sales, rentals and services	1,063	1,040	1,066	26
SUCH sector fundraising, donations and gifts	708	627	628	1
AIMCo investment management charges	291	318	349	31
Fines and penalties	214	225	225	-
Refunds of expense	282	197	205	8
Climate change and emissions management	160	196	200	4
Miscellaneous	373	429	434	5
	3,091	3,032	3,107	75
Total Revenue	42,293	44,918	44,671	(247)

2017–18 Second Quarter Fiscal Update and Economic Statement

OPERATING EXPENSE BY MINISTRY (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual[a]	Budget[a]	Forecast	Budget

Advanced Education	5,379	5,509	5,490	(19)
Agriculture and Forestry	1,080	1,039	1,012	(27)
Children’s Services	1,288	1,369	1,414	45
Community and Social Services	3,246	3,311	3,395	84
Culture and Tourism	289	284	303	19
Economic Development and Trade	264	340	309	(31)
Education	7,792	7,852	7,852	-
Energy	446	479	464	(15)
Environment and Parks	405	445	442	(3)
Executive Council	19	20	20	-
Health	19,184	19,917	19,976	59
Indigenous Relations	176	179	170	(9)
Infrastructure	486	496	495	(1)
Justice and Solicitor General	1,394	1,399	1,428	29
Labour	190	200	204	4
Municipal Affairs	239	267	256	(11)
Seniors and Housing	586	593	593	-
Service Alberta	255	259	265	6
Status of Women	7	7	7	-
Transportation	463	455	451	(4)
Treasury Board and Finance	1,356	1,563	1,584	21
Legislative Assembly	118	126	126	-
In-year savings	-	(200)	(100)	100
Total Operating Expense – excluding Climate Leadership Plan	44,661	45,906	46,154	248
Climate Leadership Plan:
Energy	1,119	35	35	-
Environment and Parks	94	404	367	(37)
Indigenous Relations	5	1	16	15
Treasury Board and Finance	154	418	315	(103)
Other (Agriculture and Forestry / other)	7	11	11	-
Total Climate Leadership Plan Operating Expense	1,379	868	744	(124)
Total Operating Expense	46,040	46,774	46,898	124

[a]	2016 -17 Actual and 2017-18 Budget numbers have been restated to reflect the transfer of communications staff in Executive Council’s Public Affairs program and in various communications elements in Ministry Support Services programs, from ministries to Treasury Board and Finance, as established by Order in Council 275/2017 under the Government Organization Act on September 14, 2017 (total of $36 million in 2016 -17 and $38 million in 2017-18 Budget numbers).

DISASTER / EMERGENCY ASSISTANCE EXPENSE (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Agriculture and Forestry – wildfires	243	-	195	195
Agriculture and Forestry – agriculture indemnities	214	-	89	89
Municipal Affairs – Wood Buffalo wildfire / other	711	2	25	23
2013 Alberta flood assistance (Comm. and Soc. Serv. / Indigen. Rel. / Infrastructure)	23	33	9	(24)
Unallocated	-	200	-	(200)
Total Disaster / Emergency Assistance	1,191	235	318	83

INVENTORY CONSUMPTION EXPENSE (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Health	849	851	836	(15)
Infrastructure	3	13	3	(10)
Service Alberta	12	10	13	3
Transportation	44	50	50	-
Other (Agriculture and Forestry / Culture and Tourism)	1	2	2	-
Total Inventory Consumption Expense	908	926	904	(22)

2017–18 Second Quarter Fiscal Update and Economic Statement

CAPITAL AMORTIZATION EXPENSE

(millions of dollars)

	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Advanced Education	507	523	523	-
Agriculture and Forestry	25	29	29	-
Children’s Services	3	2	2	-
Community and Social Services	5	12	12	-
Culture and Tourism	3	3	3	-
Economic Development and Trade	5	5	5	-
Education	339	372	372	-
Energy	22	22	22	-
Environment and Parks	43	44	44	-
Health	569	566	566	-
Infrastructure	105	128	123	(5)
Justice and Solicitor General	12	15	15	-
Labour	1	1	1	-
Municipal Affairs	2	3	3	-
Seniors and Housing	37	41	41	-
Service Alberta	64	85	85	-
Transportation	516	568	568	-
Treasury Board and Finance	24	25	24	(1)
Legislative Assembly	1	4	4	-
Total Amortization Expense	2,283	2,448	2,442	(6)
DEBT SERVICING COSTS (millions of dollars)
	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget
General
Advanced Education – post-secondary institutions	39	41	41	-
Agriculture and Forestry – Agriculture Financial Services Corporation	69	71	71	-
Education – school boards	14	9	9	-
Health – Alberta Health Services	16	15	15	-
Seniors and Housing – Alberta Social Housing Corporation	6	5	5	-
Treasury Board and Finance – Alberta Capital Finance Authority / other	293	478	497	19
Total general debt servicing costs	438	619	638	19
Capital Plan
Education – Alberta Schools Alternative Procurement P3s	30	29	29	-
Transportation – ring road P3s	83	94	94	-
Treasury Board and Finance – direct borrowing	467	656	634	(22)
Total Capital Plan debt servicing costs	580	779	757	(22)
Total Debt Servicing Costs	1,018	1,398	1,395	(3)
INVENTORY ACQUISITION (millions of dollars)
	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Health	840	851	846	(5)
Infrastructure	3	3	3	-
Service Alberta	12	10	13	3
Transportation	41	50	50	-
Other (Agriculture and Forestry / Culture and Tourism)	5	2	2	-
Total Inventory Acquisition	900	916	914	(2)

2017–18 Second Quarter Fiscal Update and Economic Statement

CONTINGENCY ACCOUNT

(millions of dollars)

	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget
Balance at Start of Year	3,625	2,299	2,299	-
Surplus / (Deficit)	(10,784)	(10,497)	(10,314)	183
Cash Adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own-source revenue / expense	524	269	512	243
Pension provisions (non-cash expense)	(543)	(237)	(237)	-
Net deferred capital contribution adjustment (excluding SUCH)	104	37	260	223
Retained income of funds, agencies and accounts:
Alberta Heritage Savings Trust Fund inflation-proofing	(182)	(292)	(261)	31
Alberta Treasury Branches	(151)	(93)	(200)	(107)
Agriculture Financial Services Corporation	(256)	(355)	(295)	60
Endowment funds	(347)	(66)	(119)	(53)
Alberta Social Housing Corporation	4	78	6	(72)
Alberta Capital Finance Authority	(56)	(47)	(38)	9
Climate Change and Emiss. Mgmt. Fund / Carbon Levy acct. / Energy Effic. Ab.	1,013	24	(102)	(126)
Balancing Pool	1,952	-	120	120
Other	(31)	(157)	(102)	55
Energy royalties (difference between accrued revenue and cash)	(397)	100	222	122
Student loans	(432)	(362)	(374)	(12)
Other cash adjustments	290	(80)	(752)	(672)
2013 Alberta flood assistance revenue / expense	(182)	(114)	(187)	(73)
2016 Wood Buffalo wildfire revenue / expense	240	(90)	(214)	(124)
Inventory acquisition	(122)	(131)	(134)	(3)
Inventory consumption (non-cash expense)	127	140	133	(7)
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment	(3,714)	(4,786)	(4,381)	405
Amortization / book value of disposals (non-cash expense)	903	1,015	1,011	(4)
Withdrawal from / (deposit to) Capital Plan financing account	498	849	1,394	545
Direct borrowing for the Capital Plan	4,686	5,954	4,672	(1,282)
Alternative financing (P3s – public-private partnerships)	83	108	109	1
Current principal repayments (P3s)	(51)	(61)	(59)	2
Surplus / (Deficit) plus net cash adjustments	(6,824)	(8,794)	(9,330)	(536)
Cash from prior-year final results	(695)	-	2,392	2,392
Cash to be transferred next year	(2,392)	-	-	-
Direct borrowing for the Fiscal Plan	8,585	6,495	4,639	(1,856)
Balance at End of Year	2,299	-	-	-

2017–18 . FINANCING REQUIREMENTSa

(millions of dollars)

	Gross Financing Requirements				Change in Amounts
	2016-17	2017-18		Issued	Owing (March 31, 2018)
	Actual	Budget	Forecast	to Date[b]	Maturities[a]	Change
Financing Requirements / Completed to Date
Direct borrowing for capital purposes	4,686	5,954	4,672	3,380	-	4,672
Direct borrowing for the Fiscal Plan	8,585	6,362	4,639	4,131	-	4,639
Borrowing for provincial corporations:
Alberta Capital Finance Authority	2,584	3,050	3,050	1,788	(2,567)	483
Alberta Treasury Branches	699	2,500	1,500	295	(1,000)	500
Agriculture Financial Services Corporation	196	315	200	98	(69)	131
Alberta Petroleum Marketing Commission	329	481	481	-	-	481
The Balancing Pool	232	-	391	-	-	391
Total Financing Requirements / Completed to Date	17,311	18,662	14,933	9,692	(3,636)	11,297

[a]	Gross financing requirements; maturities are for long-term debt only.

[b]	Amounts issued as of November 22, 2017.

2017–18 Second Quarter Fiscal Update and Economic Statement

Capital Plan Highlights

2017-18 Capital Plan spending is forecast to be $8.3 billion, a decrease of $883 million from Budget 2017.

The decrease is primarily due to re-profiling of school, municipal, health and post-secondary facilities, continuing care, housing and other projects to future years, and savings on projects, partly offset by increases related to projects carried over from 2016-17.

Factors impacting project progress include the pace of construction,

project scope, land conditions, timing related to tendering, planning and permitting, and rate of project identification, approval and construction under federal programs.

Direct borrowing of $4.7 billion is forecast, a decrease of $1.3 billion from budget, due mainly to the lower forecast spending and an additional $545 million available for withdrawal from the Capital Plan financing account from 2016-17 results.

Cash received for capital purposes has increased $77 million due mainly to increased federal transfers, reporting some capital-related cash received in this category instead of as SUCH sector self-financed or from agency retained income, partly offset by re-profiling of federally-funded water and public transit municipal grants in Transportation to future years. Lower Alberta Social Housing Corporation spending has also reduced agency retained income contributions.

CAPITAL PLAN SUMMARY

(millions of dollars)

	Fiscal Year			Change
	2016-17	2017-18		from
By Ministry	Actual	Budget	Forecast	Budget

Advanced Education	731	1,051	995	(56)
Agriculture and Forestry	51	54	53	(1)
Children’s Services	1	2	2	-
Community and Social Services	4	4	4	-
Culture and Tourism	47	65	65	-
Economic Development and Trade	11	11	11	-
Education	1,390	1,389	1,131	(258)
Energy	47	229	234	5
Environment and Parks	44	135	142	7
Health	667	1,132	1,006	(126)
Indigenous Relations	8	8	8	-
Infrastructure	199	282	213	(69)
Justice and Solicitor General	3	4	5	1
Labour	2	1	3	2
Municipal Affairs	1,483	1,457	1,457	-
Seniors and Housing	328	306	276	(30)
Service Alberta	94	136	140	4
Transportation	1,267	2,586	2,227	(359)
Treasury Board and Finance	15	18	16	(2)
Legislative Assembly	1	2	2	-
2013 Alberta flood assistance – various	179	90	72	(18)
Climate Leadership Plan:
Environment and Parks	-	168	168	-
Health	2	16	12	(4)
Indigenous Relations	2	-	22	22
Transportation	1	17	17	-
Other (Agric. and Forestry / Econ. Dev. / Infra. / Muni. Aff. / Treas. Bd. and Fin.)	2	13	13	-
Total Capital Plan	6,578	9,175	8,292	(883)

Capital Plan Financing
Cash received / assets donated for capital purposes	535	842	919	77
Retained income of funds and agencies	56	189	65	(124)
SUCH sector self-financed	703	1,019	899	(120)
Climate Leadership Plan	7	214	232	18
Book value of capital asset disposals	10	-	2	2
Alternative financing (P3s)	83	108	109	1
Direct borrowing	4,686	5,954	4,672	(1,282)
Capital Plan financing account withdrawal / (deposit)	498	849	1,394	545
Total Capital Plan Financing	6,578	9,175	8,292	(883)

2017–18 Second Quarter Fiscal Update and Economic Statement

ECONOMIC OUTLOOK

GDP growth revised higher to 4%

The recovery in the province is firmly underway, with nearly every sector of the economy strengthening. Alberta is widely expected to lead all provinces in growth this year, with real GDP growth revised up to 4.0% from 2.6% at Budget on the back of first-half strength. Oil production is boosting exports and an improving labour market, with over 70,000 full-time jobs added since mid-2016, has fueled retail sales and demand for housing. Economic activity, as measured by the Alberta Activity Index (AAX), is up 5.4% so far this year, boosted by rapid growth in the first half (Figure 1).

Growth is expected to moderate to 2.5% in 2018 as the economy shifts gears and the recovery becomes entrenched. Several economic indicators have eased in recent months from the torrid pace set in the first half of 2017. In addition, some indicators such as average weekly earnings and non-residential construction continue to lag. This highlights the impact that the oil price shock continues to have on the economy and government revenue.

Alberta Business Sector

Oil prices below Budget forecast Oil prices have improved in the last three months. The recovery has been driven by ongoing rebalancing in the oil market, OPEC production cuts, a geopolitical risk premium in the Middle East and stronger demand, especially in advanced economies. However, oil prices in the first two quarters of 2017-18 were much lower than expected at Budget, and responsive US production is likely to keep a lid on prices. As a result, WTI, the North American light crude oil benchmark price is forecast to average US$49/bbl for the fiscal year, US$6/bbl lower than the Budget forecast.

Heavy oil producers in Alberta have benefited from a narrower light-heavy (WTI-WCS) differential, as heavy supply reductions from OPEC production cuts and declining heavy production in Venezuela have supported heavy oil prices. Despite the differential widening recently due to unexpected refinery outages and robust growth in oil sands production, it is forecast to average US$12.10/bbl in 2017-18, US$3.90/bbl narrower than forecast at Budget.

Stronger oil and gas activity

The recovery in oil and gas activity is one of the principal factors driving Alberta’s recovery in 2017. Conventional investment is forecast to grow by 40% in 2017, up from 22% at Budget. Drilling activity for much of 2017 has been double 2016 levels and increased interest in Liquids-rich conventional development has boosted Crown land sales. Non-conventional investment, on the other hand, is expected to fall in 2017 as construction wraps up on the last of the large oilsands projects that began before prices declined. As these projects move into the operation phase, oil production is expected to increase by 311,000 barrels per day in 2017-18. The ramp up in production highlights the need for additional pipeline capacity to diversify markets and improve returns for Canadian crude oil.

Non-residential investment to stabilize

Investment outside of the energy sector, particularly in commercial construction, has lagged behind improving economic conditions elsewhere in the province. As the province moves into a second year of sustained economic growth in 2018, non-residential investment is expected to stabilize and begin to recover. This is similar to the 2008-2009 recession, when non-residential investment did not begin recovery until late 2011.

Expanding manufacturing base

Alberta’s manufacturing industries have seen a solid improvement this year. Manufacturing sales, while still below their pre-recession peak, have posted substantial gains since early 2016. Higher oil prices have boosted prices for petroleum and petrochemical products. The forestry sector has been bolstered by higher lumber prices, in part due to market disruptions caused by hurricanes Harvey and Irma and wildfires in western North America.

2017–18 Second Quarter Fiscal Update and Economic Statement

ECONOMIC OUTLOOK

Manufacturing volumes are also expected to be higher this year as a result of capacity expansions at two chemical processing facilities and the reopening of a beef packing plant in Balzac earlier this year. Alberta’s manufacturing base will be further expanded in 2018 with production starting at the Sturgeon Refinery. These factors, combined with stronger oil production, are expected to support real export growth of 5.7% in 2017 and 3.4% in 2018.

Alberta Household Sector

Labour market gaining strength

Alberta’s labour market continues to recover. As of October 2017, the provincial economy has regained 41,000 of the 62,000 jobs lost during the recession. This has been led by a more than 70,000 increase in full-time positions which offset part-time losses (Figure 2). The economy is projected to see employment growth of 1.0% in 2017 and 1.5% in 2018, closely in line with the Budget forecast.

The Budget forecast for the unemployment rate is also closely tracking actuals and so is unchanged for 2017 at about 8.0%. As the economy improves and employment growth accelerates, the unemployment rate is anticipated to decline to 7.6% in 2018. Average weekly earnings (AWE) have finally started to recover, though at a weaker pace than what was expected at Budget. AWE is expected to grow by a modest 0.8% in 2017 before growth rises to 1.4% in 2018.

Consumer confidence improves

An improving economy has consumers returning to the tills. Retail sales have returned to pre-recession levels and year-to-date are up 8.0%. As a result the forecast for real household consumption growth has been revised up to 2.4% for both 2017 and 2018. The increased demand from consumers has yet to translate into significantly higher prices, with CPI inflation in Alberta well below 2%.

Housing market on the rebound

Rebuilding in Fort McMurray (Figure 3) and robust demand for Single-unit dwellings are fueling residential investment. House prices and the number of sales have been growing this year and rebuilding efforts in Fort McMurray are ahead of schedule. Consequently, the forecast for housing starts in 2017 has increased from 24,500 at Budget to 28,700 and the forecast for residential investment has been revised up from 1.7% to 14%.

In 2018, starts are forecast to hold steady at 29,000.

Risks to the Outlook

∎  Ifglobal oil inventories unwind faster than expected, higher oil prices could lead to a stronger-than-expected recovery in Alberta.

∎  Geopoliticalrisks, including uncertainty over NAFTA negotiations and softwood lumber, could weigh on investment and exports.

∎  Asudden increase in interest rates could slow housing activity and consumer spending.

2017–18 Second Quarter Fiscal Update and Economic Statement

Key Energy and Economic Assumptions
Fiscal Year Assumptions	2016–17 Actual	2017-18 6 Month Actual	2017–18 Fiscal Year
			Budget	2nd Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	47.93	48.25	55.00	49.00
Light-Heavy Differential (US$/bbl)	13.93	10.53	16.00	12.10
WCS @ Hardisty (Cdn$/bbl)	44.67	48.95	51.30	47.13
Natural Gas Price
Alberta Reference Price (Cdn$/GJ)	2.01	1.99	2.90	2.20
Production
Conventional Crude Oil (000s barrels/day)	431	N/A	416	415
Raw Bitumen (000s barrels/day)	2,549	N/A	2,906	2,876
Natural Gas (billions of cubic feet)	4,185	N/A	4,094	4,268
Interest Rates
3-month Canada Treasury Bills (per cent)	0.51	0.69	0.54	0.87
10-year Canada Bonds (per cent)	1.39	1.74	2.00	1.90
Exchange Rate (US¢/Cdn$)	76.2	77.1	76.0	78.3

	2016 Calendar Year		2017 Calendar Year		2018 Calendar Year
Calendar Year Assumptions	Budget	Actual	Budget	2nd Quarter	Budget	2nd Quarter
Gross Domestic Product
Nominal (millions of dollars)	309,105[a]	314,944	325,342	333,841	343,004	347,194
per cent change	-5.3[a]	-4.9	5.3	6.0	5.4	4.0
Real (millions of 2007 dollars)	301,907[a]	302,768	309,645	314,879	316,460	322,751
per cent change	-2.8[a]	-3.7	2.6	4.0	2.2	2.5
Other Indicators
Employment (thousands)	2,264	2,264	2,285	2,286	2,316	2,321
per cent change	-1.6	-1.6	0.9	1.0	1.4	1.5
Unemployment Rate (per cent)	8.1	8.1	8.0	8.0	7.6	7.6
Average Weekly Earnings (per cent change)	-2.4	-2.4	1.4	0.8	2.0	1.4
Primary Household Income (per cent change)	-3.5[a]	-7.4	1.8	2.7	3.5	3.5
Net Corporate Operating Surplus (per cent change)	-35.1[a]	-46.3	66.4	69.3	35.9	13.5
Housing Starts (number of units)	24,500	24,500	24,500	28,700	25,700	29,000
Alberta Consumer Price Index (per cent change)	1.1	1.1	1.9	1.6	2.0	2.0
Population (July 1st, thousands)	4,253	4,236	4,306	4,286	4,367	4,343
per cent change	1.8	1.4	1.3	1.2	1.4	1.3

[a]	Alberta Treasury Board and Finance estimate.

2017–18 Second Quarter Fiscal Update and Economic Statement

REPORTING METHODOLOGY AND LEGISLATIVE COMPLIANCE

Method of Consolidation

The 2017-18 Second Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2017. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus/(deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts/premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan on or before November 30. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2017-18 Second Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2017 estimates and second quarter forecasts for revenue and expense (including details and categories of each); the surplus/ (deficit); the Contingency Account balance and cash adjustments; a summary balance sheet; the Capital Plan; and financing (borrowing) requirements. An updated Alberta economic outlook, with associated assumptions, is also provided.

Under the FPTA, operating expense increases, excluding those for dedicated revenue-operating expense, collective bargaining or other remuneration settlements, First Nations settlements, or increases funded by reserves of school boards, post-secondary institutions or Alberta Health Services, are limited to 1% of budgeted operating expense.

The forecast provided in this report is in compliance with the requirements of the FPTA.